BCB BANCORP, INC.

July 31, 2023

VIA EDGAR FILING and E-MAIL: mateom@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Madeleine Mateo

Re:	BCB Bancorp, Inc.

Registration Statement on Form S-3

File No.: 333-273416

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), BCB Bancorp, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, August 4, 2023, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely,

BCB BANCORP, INC.

By:	/s/ Ryan Blake
Name: Ryan Blake
Title: Senior Vice President and Chief Operating Officer